Exhibit 99.1

GLASS LEWIS RECOMMENDS MEDIVATION’S STOCKHOLDERS

SUPPORT THE COMPANY’S CURRENT BOARD

Medivation Continues to Urge Stockholders to Reject Sanofi’s Self-Serving Solicitation Efforts

SAN FRANCISCO, CA – June 24, 2016 – Medivation, Inc. (NASDAQ: MDVN) today announced that independent proxy advisory firm Glass, Lewis & Co., LLC (“Glass Lewis”) recommends that Medivation’s stockholders support the Company’s Board of Directors by rejecting Sanofi’s solicitation efforts.

Commenting on the Glass Lewis report, Medivation stated: “We are pleased with Glass Lewis’ report, which underscores our belief that Sanofi’s opportunistic proposal grossly undervalues Medivation. The members of our highly qualified Board of Directors, who have a proven track record of delivering value, remain committed to acting in the best interests of our stockholders. We encourage our stockholders to follow Glass Lewis’ recommendation to support our Directors by marking and returning the company’s green consent revocation card.”

In making its recommendation, Glass Lewis notes the following*:

On Medivation’s Board of Directors

•	“…the Company’s board currently comprises a fairly reasonable mix of longstanding experience and fresh perspectives. Additionally, several of the Incumbent Directors appear to us to have a good amount of experience in reviewing and signing off on premium merger transactions at other firms where they have held directorships.”

On Sanofi’s $52.50 Proposal

•	“At this point, it appears to us that investors generally agree with the Company’s board that the Initial Sanofi Proposal undervalues the Company, as evidenced by the fact that the Company’s shares have traded well above Sanofi’s offer price of $52.50 per Medivation share ever since the initial announcement of such proposal. We also believe that the Company is not in any sort of significant dire financial straits at this time that would warrant accepting a low-ball takeover offer.”

•	“…we believe that the Company’s shareholders should continue supporting the current Medivation board at this time. In our view, Sanofi’s proposed shakeup to the Company’s board composition would likely be more disruptive than beneficial to the Company’s shareholders.”

On Sanofi’s Nominees

•	“Notwithstanding the fact that the Dissident Nominees are not employed by Sanofi, we believe that the Dissident Nominees, if duly elected as part of the consent solicitation process, would almost assuredly try to push through a takeover offer from Sanofi onto the Company’s shareholders.”

On Sanofi’s Tactics

•	“Our concerns regarding the timing of the Initial Sanofi Proposal are further bolstered by the manner in which Sanofi presented its proposal. Specifically, in mid-April 2016, Sanofi privately submitted the Initial Sanofi Proposal on an unsolicited basis. In response, the Company notified Sanofi that the Medivation board would review and respond to the proposal in due course. We find no evidence to suggest that the Company was not earnestly considering the Initial Sanofi Proposal during that time, as the Company had retained a second financial adviser and had scheduled two special board meetings to review the offer. However, a little less than two weeks later, and just before the Company could wrap up its review of the Initial Sanofi Proposal, Sanofi decided to take its offer public. This suggests to us that Sanofi is likely more interested in pressuring the Company into a sale transaction with Sanofi rather than affording sufficient time to allow the Company to conduct a full review.”

•	“We suspect that Sanofi’s primary motivation for pursuing the consent solicitation here is to pressure the Company to accept the Initial Sanofi Proposal or some other offer by Sanofi…”

Medivation urges its stockholders to reject Sanofi’s solicitation efforts. Stockholders may do this by one of three ways:

1.	Mark the “YES, REVOKE MY CONSENT” boxes on the GREEN Consent Revocation Card

2.	Discard Sanofi’s consent solicitation materials and do not submit Sanofi’s WHITE consent card, or

3.	If you have already signed and returned Sanofi’s WHITE consent card, complete, sign, date and mail the GREEN Consent Revocation Card as soon as possible.

Medivation stockholders of record as of June 1, 2016 are eligible to submit consents or consent revocations by August 2, 2016. For more information, stockholders can visit www.MedivationForStockholders.com.

If you have any questions, please call Mackenzie Partners

at the phone numbers listed below.

105 Madison Avenue

New York, NY 10016

proxy@mackenziepartners.com

(212) 929-5500 (Call Collect)

Or

TOLL-FREE (800) 322-2885

*	Permission to quote from the Glass Lewis report was neither sought nor obtained.

About Medivation, Inc.

Medivation, Inc. is a biopharmaceutical company focused on the development and commercialization of medically innovative therapies to treat serious diseases for which there are limited treatment options. Medivation aims to transform the treatment of these diseases and offer hope to critically ill patients and their families. For more information, please visit us at http://www.medivation.com.

Additional Information

This document is neither an offer to buy nor a solicitation of an offer to sell any securities of Medivation. No tender offer for the shares of Medivation has commenced at this time. In connection with its proposed transaction, Sanofi has filed a consent solicitation statement with the SEC and may file tender offer or other documents with the SEC. Medivation has filed with the SEC a definitive consent revocation statement together with a GREEN consent revocation card. Stockholders may obtain the consent revocation statement (including any amendments or supplements thereto) and any related materials, free of charge, at the website of the SEC at www.sec.gov, and from any solicitation agent named in the consent revocation materials. Stockholders may also obtain, at no charge, any such documents filed with or furnished to the SEC by Medivation under the “SEC Filings” tab in the “Investor Relations” section of Medivation’s website at www.medivation.com. Stockholders are advised to read the consent revocation statement (including any amendments or supplements thereto), as well as any other documents relating to the consent solicitation that are filed with the SEC, carefully and in their entirety prior to making any decisions because these documents contain important information.

Certain Information Regarding Participants

Medivation, its directors and certain of its executive officers may be deemed to be participants in the solicitation of revocations in connection with Sanofi’s consent solicitation. Information regarding the identity of these participants and their direct or indirect interests, by shareholdings or otherwise, is set forth in the definitive consent revocation statement filed with the SEC in connection with the consent solicitation. Information regarding the names of Medivation’s directors and executive officers and their respective interests in Medivation by security holdings or otherwise is also set forth in Medivation’s proxy statement for the 2016 Annual Meeting of Stockholders, filed with the SEC on April 28, 2016. Additional information can also be found in Medivation’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on February 26, 2016, and in Medivation’s latest Quarterly Report on Form 10-Q.

Contacts:

Investors:

Medivation, Inc.

Anne Bowdidge, 650-218-6900

or

MacKenzie Partners, Inc.

Dan Burch/Bob Marese, 212-929-5500

or

Media:

Sard Verbinnen & Co

Ron Low/David Isaacs, 415-618-8750

or

Michael Henson, +44 (0) 20 3178 8914